Midway Gold Corp.

Unit 1 – 15782 Marine Drive

White Rock, B.C. V4B 1E6

Phone: 604-536-2711 Fax: 604-536-2788

December 22, 2009

To:	UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549-4628
Mail Stop 4628

From:	MIDWAY GOLD CORP.
Unit 1 – 15782 Marine Drive
White Rock, British Columbia
Canada V4B 1E6

Re:	Midway Gold Corp.
Reponses to Staff Comments dated December 17, 2009
To:
Form 10-K for the fiscal year ended December 31, 2008
Filed April 1, 2009
Form 10-Q for the fiscal quarter ended March 31, 2009
Filed May 11, 2009
Form 10-Q for the fiscal quarter ended June 30, 2009
Filed August 11, 2009
Form 10-Q for the fiscal quarter ended September 30, 2009
Filed November 9, 2009
Definitive Proxy Statement
Filed June 2, 2009
File No. 1-33894

Ladies and Gentlemen:

Midway Gold Corp. (the “Company”) filed the above mentioned forms and the staff of the Securities and Exchange Commission issued a comment letter dated December 17, 2009 (the “December Staff Comments”). The following are the December Staff Comments and the Company’s responses thereto. References to page numbers in this memorandum are to page numbers in the Company’s above mentioned forms.

Form 10-K for the fiscal year ended December 31, 2008

General

Staff Comment No. 1 and 2:

We note that your Form 10-K purports to incorporate the required Part III information by reference to the definitive proxy statement relating to your annual meeting of shareholders. For

Page 2	Midway Gold Corp. December 22, 2009 response to the SEC

the second consecutive year, you filed the DEF14A later than the time period that General Instruction G (3) of Form 10-K provides. You also failed to file an amended Form 10-K to provide the omitted Part III information within the 120-day period set forth in General Instruction G(3). Therefore, both Forms 10-K were filed in incomplete form. Describe what steps you have taken, if any, to ensure that this deficiency does not recur.

You may refer to Compliance and Disclosure Interpretations, Questions and Answer 104.09 on the sec.gov web site with regard to Form 10-K.

Company’s Response

The Company did not amend the Form 10-K prior to the end of the 120-day period to provide the information that was to have been incorporated by reference.

In the future the Company will provide the required Part III information in the Company’s Form 10-K for the fiscal year ended December 31, 2009 and will not incorporate that information by reference to the DEF14A to ensure that the Form 10-K is complete.

Management’s Discussion and Analysis, page 43

Results of Operations for the Year ended December 31, 2008 compared to the Years ended.... Page 47

Staff Comment No. 3:

We note that your net loss in 2008 was 50% higher than in 2007. However, the current disclosure does not adequately address the principal factors that caused this material change in your operating results. Please provide an enhanced discussion to explain further the reasons for the increases in reported net losses across the periods presented.

Company’s Response

The net loss for the year ended December 31, 2008 was $16,165,394 (2007 – $10,666,106; 2006 - $7,241,228).

The Company reviewed the significant changes in the cash expenses thoroughly however did not discuss in the Management Discussion and Analysis results of operations the mineral property interests written off of $4,246,465 which comprised 77% of the increase of the net loss from 2007 to 2008 of $5,499,288. The loss is clearly identified in note 5 to the financial statements and on page 11 of the 10-K it is reported that the Afgan claim holdings on the southern part of the property were returned to the leaseholder due to a lack of target host rocks on that ground.

The Company will take greater care that all of the significant changes, both cash and non-cash, are discussed in Item 7 of the 10-K to explain the differences in net loss between the years.

Page 3	Midway Gold Corp. December 22, 2009 response to the SEC

Controls and Procedures, page 53

Staff Comment No. 4:

We note management’s conclusion that your disclosure controls and procedures and internal control over financial reporting were ineffective as of December 31, 2008 due to two identified material weaknesses. Please revise to disclose when the material weaknesses were first identified, by whom they were identified, and when they first began. With respect to your remediation plans, disclose all material costs foreseen or incurred.

Company’s Response

The material weaknesses were identified by the Company and the external auditors in the process of testing the formalized documentation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act).

•	The two material weaknesses were

•	Financial Reporting

The Company’s accounting personnel have limited expertise in US generally accepted accounting principles relating to in depth analysis and review of complex accounting transactions and implementation of new standards that may be material to the Company’s financial statements.

•	Segregation of Duties

The Company has limited accounting personnel with which to enable effective segregation of duties over transaction processes with respect to financial reporting matters and internal control over financial reporting. Specifically, certain personnel with financial transaction initiation and reporting responsibilities have incompatible duties that allow for the creation, review and recording of journal entries without adequate independent review and authorization.

With respect to financial reporting the material weakness began when the Company was required to convert to generally accepted accounting principles (“GAAP”) in the United States from Canadian GAAP concurrent with its registration with the SEC in 2006. The Chief Financial Officer of the Company is a Canadian Certified General Accountant and is not a Certified Public Accountant.

The segregation of duties was remedied immediately after the weakness was identified by the external auditors by the simple implementation of user names and passwords on QuickBooks, the accounting software used by the Company. QuickBooks now provides an audit trail of who made each entry in the accounting records.

The Chief Financial Officer and the Controller of the Company have increased their research of GAAP in the United States by reading more and by reading the appropriate guidance when preparing the financial reports. The cost is not material.

Page 4	Midway Gold Corp. December 22, 2009 response to the SEC

Financial Statements

General

Staff Comment No. 5

We note that you omitted disclosures concerning your acquisition of Pan-Nevada Gold Corporation that were included in Note 3 to your financial statements for the fiscal year ended December 31, 2007, filed with your Form 10-K for the prior year. Please understand that the requirement for comparative financial statements extends to the disclosures in the notes pertinent to each year. You may refer to paragraph 2 of Chapter 2 of ARB 43 if you require further clarification.

Company’s Response

In future filings the Company will ensure that its financial statement notes include the disclosure needed for comparative financial statements.

Definitive Proxy

Proposal 1 – Election of Directors

Staff Comment No. 6

Please ensure that you provide the complete five-year biographical sketch required by Item 401(e) of Regulation S-K, filling in any gaps or ambiguities with respect to employers and positions. Where positions have changed, disclose the date of the change and the positions held. For example, provide the required five year business disclosure for Messrs. Wolfus and Yu. Expand your biography of Ms. Meyer to disclose her business experience between the time she left Queenstake in 2004 until she joined Midway in 2006. In addition, we note that Ms. Meyer is currently the chief financial officer of several publicly traded companies. Please disclose the portion of her professional time devoted to your business.

Company’s Response

Messrs. Wolfus and Yu and have been businessmen in the five years prior to the Definitive Proxy. We believe the brief biographies that follow the table adequately describe their experience. Messrs. Hawes, Wolfus and Yu all work for themselves and are private investors and businessmen.

Ms. Meyer organized Golden Oak Corporate Services Ltd. (“Golden Oak”) in 1996 to provide financial reporting and compliance services exclusively to the public junior mining sector. Ms. Meyer is a Certified General Accountant, who began her career with Queenstake Resources Ltd. in 1982 as accounting manager and rose through the ranks to be named Chief Financial Officer in 1987 and Corporate Secretary in 1990. In 1996, Queenstake became Golden Oak’s first client and Ms. Meyer stayed on as Chief Financial Officer and Corporate Secretary and the relationship continued until Queenstake’s merger with Yukon Nevada in 2006.

Page 5	Midway Gold Corp. December 22, 2009 response to the SEC

Since 1996 the Golden Oak client base has grown with clients now listed on the TSX Venture, Toronto, and AIM and Amex stock exchanges. Our clients are exploring for VMS deposits in Africa, thermal coal, porphyry copper and gold in Indonesia, gold in the USA, gold in Ecuador and Peru, uranium in Slovakia and gold in Canada. Ms. Meyer is supported by her team of two certified general accountants, a corporate compliance officer and three bookkeepers.

Ms. Meyer and the team at Golden Oak spend approximately 25% of their combined professional time to Midway. .

Staff Comment No. 7

We note that you have only provided compensation disclosure for your chief executive officer and chief financial officer because no other executive officer was awarded, earned, or was paid compensation in excess of $150,000. However, the instruction to Item 402(a) (3) of Regulation S-K only exempts disclosure for executive officers whose total compensation does not exceed $100,000. Please confirm, if true, that no other officer received in excess of $100,000, or revise to provide the required disclosure. Also state explicitly, if true, that you have no other executive officers.

Company’s response

We had no executive officers other than the chief executive and chief financial officers.

The Company is a reporting issuer in Canada and must report on executive officers and any other employee who is paid more than $150,000 to meet those reporting standards.

Outstanding Equity Awards at Fiscal Year End, page 16

Staff Comment No. 8

As required by Instruction 2 to Item 402(f) (2) of Regulation S-K, disclose by footnote the vesting dates of all options held at fiscal year end.

Company’s response

The Company will take care to read the instruction more carefully and will in future Definitive Proxy documents will disclose by footnote the vesting dates of all options held at fiscal year end.

Executive Compensation Program Overview, page 15

Staff Comment No. 9

Explain why you discuss the 2007 salary comparison, rather than the 2008 salary comparison, and revise as needed.

Company’s response

The Company’s peer group for the purposes of the 2007 salary comparison included Sunridge Gold Corp., Miranda Gold Corp. and AuEx Ventures, Inc. This is an informal comparison of public

Page 6	Midway Gold Corp. December 22, 2009 response to the SEC

information that was for the salaries for the 2007 year as the 2008 salaries were not published at that time.

Director Compensation Agreements and Summary of Director Compensation Policies – Page 19

Staff Comment No. 10

Please explain the wide variance with regard to the compensation your directors received in 2008, discussing how you determined the amounts in each case. We note that in 2009 you will pay your directors a flat fee of $500 per meeting.

Company’s response

In 2008 the Company paid its independent directors fees aggregating $121,500. On February 20, 2008 the Compensation Committee recommended that independent directors be paid:

•	A fee of $18,000 per year be paid to all directors
•	A fee of $500 per meeting attended by directors
•	A fee of $3,000 per year be paid to the Audit Committee chairman
•	A fee of $1,500 be paid to all other committee chairs

The board of directors approved the compensation committee’s recommendation on March 26, 2008 retroactive to January 1, 2008.

On January 1, 2008 we had five independent directors: Brian McAlister, George Hawes, Brian Bayley, William Sheriff and William Lupien.

Resignations in the year included William Lupien on July 28, 2008, William Sheriff on October 20, 2008, and Brian Bayley on November 21, 2008. Subsequently, on January 6, 2009 Brian McAlister resigned.

Appointments in the year included Dan Wolfus and Frank Yu on November 21, 2008.

The Company’s declining cash position, combined with the newly constituted board of George Hawes, Dan Wolfus and Frank Yu adopted the change in philosophy of payments to independent board members for the 2009 financial year.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Controls and Procedures, page 41

Staff Comment No. 11

In your Form 10-Q for the fiscal quarter ended March 31, 2009, you state that your disclosure controls and procedures were effective and that you had implemented changes in your internal control over financial reporting relating to the two material weaknesses identified in this Form

Page 7	Midway Gold Corp. December 22, 2009 response to the SEC

10-K. This conclusion was reiterated in your Form 10-Q for the fiscal quarter ended June 30, 2009. However, in your Form 10-Q for the fiscal quarter ended September 30, 2009, you state without further elaboration that your disclosure controls and procedures were ineffective. Please advise us why your management concluded that your disclosure controls and procedures were ineffective as of September 30, 2009, given that you did not disclose any changes in your internal controls over financial reporting.

Company’s response

Management mistakenly reported in the first two quarters of the year that the disclosure controls and procedures were effective in those periods and the error was corrected in the fiscal quarter ended September 30, 2009. The controls will remain ineffective until the Financial Reporting weakness in internal controls is remedied. This is why there was no change in internal controls described.

Engineering Comments

Spring Valley Property, Pershing County, Nevada, page 10 (should be page 24)

Staff Comment No. 12

We note you disclose resource estimates in several areas of the document pertaining to your Spring Valley project without adequately identifying the resource classification. With the passage of National Instrument 43-101 (NI 43-101) in Canada, disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of NI 43-101 or you will need to remove disclosure of the non-compliant estimates. Please revise your disclosure accordingly.

Company response

You are correct. Our disclosure reported that on March 2, 2009 the Company announced an updated mineral resource estimate of 87,750,000 tons grading 0.021 opt containing 1,835,615 ounces of gold at a cut-off grade of 0.006 opt using a $715 Lerchs-Grossman Optimization Shell. This updated estimate represents an 85% increase in contained gold at Spring Valley and includes drilling completed through the end of 2008. The new resource incorporates portions of the West Diatreme, North Hill and newly discovered Big Leap zones that were not included in the last resource estimate prepared by AMEC at December 15, 2007. Gold mineralization remains open for expansion to the north, south, and at depth.

The March 2, 2009 press release referred to, and incorporated by reference, correctly reported that this resource is in the Inferred category and the 10-K omitted that classification. We will take greater care in the future to comply.

Page 8	Midway Gold Corp. December 22, 2009 response to the SEC

Mineral Resource, page 29

Staff Comment No. 13

We see that you have summarized measured and indicated resources for your Pan Project. Please report these material classifications separately.

Company Response

With respect, NI 43-101 (2.2) (c) does not allow the addition of inferred mineral resources to the other categories of mineral resources. There is no restriction on combined measured and indicated resources and it is common to the industry that these categories are in fact combined and reported as one total.

Exploration, page 36

Staff Comment No. 14

We note you disclose a historic resource estimate for your Golden Eagle projects. Please note that while the guidance in NI43-101 permits the disclosure of an historical estimate made prior to its adoption, you would need to also provide the following information under these circumstances.

•	Identify the source and condition of the historical estimate
•	Comment on the relevance and reliability of the historical estimate
•	State whether the historical estimate uses categories other than those prescribed by NR 43-101
•	Include any more recent estimates or data available

Company Response

The Company reported that on June 25, 2009 the Company announced an Indicated Resource estimated at 31.9 million tons grading 0.055 opt gold containing 1,769,000 ounces of gold and Inferred Resources estimated at 5.1 million tons grading 0.038 opt gold containing 194,000 ounces of gold at a cut-off grade of 0.02 opt gold using a $750 Lerchs-Grossman optimization shell. The resource estimate is compliant with NI 43-101 and with CIM Definition Standards for Mineral Resources and Mineral Reserves. It was conducted under the supervision of Eric Chapman (M.Sc., C.Geol), Snowden Mining Industry Consultants Inc., Don Harris (M.Sc., CPG) MGC Resources, and Thom Seal (PhD, PE), Principal and Metallurgist, Differential Engineering Inc. who are the Qualified Persons responsible for the technical report.

Until this resource was estimated the Company had in past disclosure reported the historical resource with the appropriate additional disclosure.

No revisions to the disclosure are required in our opinion.

Page 9	Midway Gold Corp. December 22, 2009 response to the SEC

Closing Response

The Company is hopeful that the future actions as described in these Company Responses will suffice and that it will not be necessary to file amendments to any of the deficient forms. We understand the review is to assist us in our compliance with the applicable disclosure requirements and it will enhance the overall disclosure in our future filings.

The Companyhereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•	The Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

We understand the author of the comment letter is away from the office until January 4, 2010. Please contact Doris Meyer at 604-536-2711, our Chief Financial Officer and Corporate Secretary with any questions regarding this response.

Yours truly,

MIDWAY GOLD CORP.

/s/ Doris Meyer

Doris Meyer

Chief Financial Officer